HIGHLANDER CAPITAL GROUP, INC.
Notes to Financial Statements
For the Year Ended December 31, 2015

1.   Organization and Nature of Business

Highlander Capital Group, Inc, (the "Company"), formerly FIA Capital Group, Inc., is a registered broker-dealer under the Securities Exchange Act of 1934. Incorporated in the state of New Jersey on July 9, 1968 the Company is effectively 100% owned by its president both directly and through two related LLC's. The Company is a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not carry customer accounts and accordingly is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule) pursuant to provision K(2)(ii) of such rule. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2015.

The Company has offices in Short Hills, New Jersey. The two primary sources of income are proprietary trading on the Company's behalf, and commissions earned from retail trading. Management believes that the Company does not have any concentrations of individual securities or reliance on individual retail customers where a loss in value or business would have a material impact on the financial condition of the Company.

2.   Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the US, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues, securities transactions and related expenses are recorded on a trade date basis.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

2.   Significant Accounting Policies - Continued

.

Depreciation

Depreciation of furniture and equipment is provided based on the estimated 5-7 year useful lives of the assets using straight line and accelerated methods.   Leasehold improvements are amortized using the straight line method over 39 years.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes.   Under that guidance the Company assesses the likelihood based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.   The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. There were no unrecognized tax benefits at December 31, 2015.

Subsequent events

The Company considers the accounting treatments, and the related disclosures in the current financial statements, that may be required as the result of all events or transactions that occur after the year-end through the date of the independent auditors' report.

3.   Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.   A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1.   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the company can access at the measurement date

Level 2.   Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.   To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3.   Fair Value - Continued

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes for financial instruments categorized in level 3 of the fair value hierarchy include the following:

Management uses third-party pricing vendors, and aggregation services for validating the fair values of financial instruments generated using valuation models. Management assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, management generates a ranking of the observable market data to ensure that the highest ranked market data source is used to validate the business unit's fair value of financial instruments.

Fair Value Measurement

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major category of assets measured at fair value on a recurring basis follows.

Investment in limited liability companies – The fair value of investment in limited liability companies is based on valuations from third-party pricing models adjusted for liquidity discounts.

3. Fair Value - Continued

Changes in the fair value of assets occurred in 2015 due to the receipt of liquidating capital payments from the company's investment in two limited liability companies.

Assets	Beginning Balance	Proceeds from Sale	Realized Gains Related to Assets No Longer Held	Ending Balance
Investment in Limited Liability Companies	$ 57,986	$ (60,000)	$ 2,014	$ 0

4. Income Taxes

The Company has $ 384,000 of federal and $ 437,000 of state net operating losses available to reduce future federal and state income taxes. Future federal and state expected tax benefits aggregating approximately $ 97,000 from the application of the unused net operating losses have not been recognized due to the uncertainty of obtaining levels of sufficient taxable income based upon the company's past experience.

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2011.

5. Clearance Agreement

Effective April 2015 the Company terminated its clearance agreement with Pershing LLC and entered into an agreement with RBC Correspondent Services a division of RBC Capital Markets, LLC. RBC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the Agreement, RBC clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default.

Receivable from the clearing broker includes amounts due on proprietary unsettled cash and margin transactions and commissions earned.

HIGHLANDER CAPITAL GROUP, INC.
Notes to Financial Statements - Continued
December 31, 2015

6.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that net capital, as defined, shall be the greater of $ 100,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 27.83 % and its net capital was $ 120,896 which is $ 20,896 in excess of its minimum net capital requirement of $ 100,000.

7.   Retirement Plan

The Company maintains a qualified 401K-employee savings and retirement plan covering all employees aged 21 with one year and 1,000 hours of service. Participants may elect to defer 2-15% of their annual compensation and the company matches 50% of elective deferrals up to 6% of eligible compensation. For the year ended December 31, 2015 the Company's retirement plan expense totaled $ 3,173.

8.   Treasury Stock

In December 2012 the Company purchased 2 shares of common stock from a minority stockholder for $ 5,000. The stock is held in treasury and recorded using the cost method.

9.   Related Party Transactions

In February 2011 the Company relocated to Short Hills NJ where it leases space on a month to month basis from GDJ Realty Holdings LLC which is 50% owned by the Company's president and 50% owned by other family members. The Company currently pays a monthly rent of $ 4,400. Rent expense totaled $ 52,800 for the year.

The Company was affiliated through common ownership and management with Highlander Realty Advisors, LLC and Highlander Futures Management, LLC. During 2015 those interests were liquidated for $ 60,000 resulting in a gain of $ 2,014.

10.   <u>Off-Balance Sheet Risk and Concentration of Credit Risk</u>

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.